Health Canada Santé Canada

Licence No. - N° de licence
LIC-DG4JA5DWP1-2018

LICENCE

This licence is issued in accordance with the *Cannabis Act* and *Cannabis Regulations*

LICENCE

Cette licence est délivrée conformément à la *Loi sur le cannabis* et le *Règlement sur le cannabis*

Licence Holder / Titulaire de la licence :
The Flowr Group (Okanagan) Inc.

Licensed Site / Lieu autorisé :
9590 MCCARTHY ROAD
KELOWNA, BC, CANADA, V4V 1S5

The above-mentioned person is authorized to conduct, at the site specified on this licence, the activities listed below for the following licence classes and subclasses:

- Standard Cultivation
- Standard Processing
- Sale for Medical Purposes

La personne susmentionnée est autorisée à effectuer, sur le site spécifié sur cette licence, les activités énumérées ci-dessous pour les catégories et les sous-catégories de licence suivantes:

- Culture standard
- Transformation standard
- Vente à des fins médicales

Authorized activities

Activités autorisées

Building 1

Activities	Activités
• to possess cannabis	• avoir du cannabis en sa possession
• to obtain dried cannabis, fresh cannabis, cannabis plants or cannabis plant seeds by cultivating, propagating and harvesting cannabis	• obtenir du cannabis séché, du cannabis frais, des plantes de cannabis ou des graines provenant de telles plantes par la culture, la multiplication et la récolte de cannabis
• to produce cannabis, other than obtain it by cultivating, propagating or harvesting it	• produire du cannabis, sauf en l'obtenant par la culture, la multiplication et la récolte
• to sell cannabis in accordance with subsection 11(5) of the Cannabis Regulations	• vendre du cannabis en vertu du paragraphe 11(5) du Règlement sur le cannabis
• to sell cannabis in accordance with subsection 17(5) of the Cannabis Regulations	• vendre du cannabis en vertu du paragraphe 17(5) du Règlement sur le cannabis
• to sell cannabis products in accordance with section 27 of the Cannabis Regulations	• vendre des produits du cannabis en vertu de l'article 27 du Règlement sur le cannabis

Conditions

Conditions

The Flowr Group (Okanagan) Inc. must meet the requirements set out in the document entitled "Mandatory cannabis testing for pesticide active ingredients".	The Flowr Group (Okanagan) Inc. doit satisfaire aux exigences énoncées dans le document intitulé « Analyse obligatoire du cannabis pour les résidus de principes actifs de pesticides ».
The only cannabis products that The Flowr Group (Okanagan) Inc. may sell or distribute to (i) a holder of a licence for sale, and (ii) a person authorized to sell cannabis under a provincial Act by reason of subsection 69(1) of the Act, are as follows: cannabis plants that are cannabis products; cannabis plant seeds that are cannabis products; dried cannabis that is a cannabis product; and, fresh cannabis that is a cannabis product.	Les seuls produits du cannabis que The Flowr Group (Okanagan) Inc. peut vendre ou distribuer (i) à un titulaire d'une licence de vente et (ii) à une personne autorisée par une loi provinciale à vendre du cannabis en vertu du paragraphe 69(1) de la Loi sont les suivants : plantes de cannabis qui sont des produits du cannabis; graines provenant d'une plante de cannabis qui sont des produits du cannabis; cannabis séché qui est un produit du cannabis; cannabis frais qui est un produit du cannabis.
The only cannabis products that The Flowr Group (Okanagan) Inc. may send or deliver to the purchaser at the request of (i) a holder of a licence for sale, and (ii) a person authorized to sell cannabis under a provincial Act by reason of subsection 69(1) of the Act, are as follows: cannabis plants that are cannabis products; cannabis plant seeds that are cannabis products; dried cannabis that is a cannabis product; and, fresh cannabis that is a cannabis product.	Les seuls produits du cannabis que The Flowr Group (Okanagan) Inc. peut expédier ou livrer à l'acheteur à la demande (i) d'un titulaire d'une licence de vente et (ii) d'une personne autorisée par une loi provinciale à vendre du cannabis en vertu du paragraphe 69(1) de la Loi sont les suivants : plantes de cannabis qui sont des produits du cannabis; graines provenant d'une plante de cannabis qui sont des produits du cannabis; cannabis séché qui est un produit du cannabis; cannabis frais qui est un produit du cannabis.

[redacted] Redacted: Signature

Director, Licensing & Security Division, CLRB, for and on behalf of the Minister of Health

Directeur, Division des licences et sécurité, DGLRC, pour et de la part du Ministre de la Santé

Canada

Health Canada Santé Canada

Effective date of the licence:

This licence is effective as of **November 9, 2018**

Expiry date of the licence:

This licence expires on **December 1, 2020**

Date d'entrée en vigueur de la licence:

Cette licence entre en vigueur à compter du **9 novembre 2018**

Date d'expiration de la licence:

La présente licence expire le **1 décembre 2020**

[redacted] Redacted: Signature

Director, Licensing & Security Division, CLRB, for and on behalf of the Minister of Health

Directeur, Division des licences et sécurité, DGLRC, pour et de la part du Ministre de la Santé

Canada